pwc

Consent of Independent Auditor

We hereby consent to the inclusion in this Annual Report on Form 40-F for the year ended December 31, 2012 of Aurizon Mines Ltd. of our report dated March 13, 2013 relating to the financial statements and the effectiveness of internal control over financial reporting which appears in this Annual Report.

PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, British Columbia
March 13, 2013

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Place, 250 Howe Street, Suite 700, Vancouver, British Columbia, Canada V6C 3S7
T: +1 604 806 7000, F: +1 604 806 7806, www.pwc.com/ca